UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Covisint Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

22357R103
(CUSIP Number)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815

(301) 656-8500
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Roumell Asset Management, LLC 52-2145132
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,166,925*
	8	Shared Voting Power 819,445**
	9	Sole Dispositive Power 1,166,925*
	10	Shared Dispositive Power 819,445**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,986,370
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions) Not Applicable
13	Percent of Class Represented by Amount in Row (11) 4.91%***
14	Type of Reporting Person IA

*	These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment advisor to the Roumell Opportunistic Value Fund (the “Fund”).

**	These shares are deemed to be owned beneficially by Roumell Asset Management, LLC (“RAM”) solely as a result of its discretionary power over such shares as investment adviser to its clients.

***	The denominator is based on the 40,429,806 shares of common stock outstanding as of February 4, 2016, as stated on the facing page of the Form 10-Q for the quarter ended December 31, 2015 (the “Form 10-Q”) filed by Covisint Corporation.

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) James C. Roumell (“Roumell”)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only SEC USE ONLYSEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,210,405*
	8	Shared Voting Power 819,445**
	9	Sole Dispositive Power 1,210,405*
	10	Shared Dispositive Power 819,445**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,029,850
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions) Not Applicable
13	Percent of Class Represented by Amount in Row (11) 5.02%
14	Type of Reporting Person IN

*	Includes 1,166,925 shares of common stock held by the Fund.

**	Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM.

***	The denominator is based on the 40,429,806 shares of common stock outstanding as of February 4, 2016, as stated on the facing page of the Form 10-Q.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock of Covisint Corporation (the “Issuer”).  The principal executive office of the Issuer is 26533 Evergreen Road, Suite 500, Southfield, Michigan, 48076.

Item 2.  Identity and Background.

This joint statement on Schedule 13D is being filed by Roumell Asset Management, LLC and by James C. Roumell (the “Reporting Persons”).

Roumell Asset Management is organized as a Maryland limited liability company.  Its principal address, and address of its principal business, is 2 Wisconsin Circle, Suite 660, Chevy Chase, Maryland 20815.  Roumell Asset Management is a registered investment adviser.

Mr. Roumell’s business address is 2 Wisconsin Circle, Suite 660, Chevy Chase, Maryland 20815.  Mr. Roumell’s present principal occupation is acting as the President of Roumell Asset Management, a registered investment adviser, whose address is set forth above.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).  During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Roumell Asset Management is a registered investment adviser under the Investment Advisers Act of 1940.  Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients’ benefit and in the clients’ names (or in street name), 819,445 shares of common stock of the Issuer and in most instances, has voting power over such shares.  The aggregate purchase price was $2,326,425, inclusive of brokerage commissions.  The sources of funding for these purchases were individual client funds.

Roumell Asset Management is the sole investment advisor to the Roumell Opportunistic Value Fund (the “Fund”), an investment company registered under the Investment Company Act of 1940.   As investment advisor to the Fund, Roumell Asset Management caused the Fund to purchase 1,166,925shares of common stock of the Issuer.  The aggregate purchase price was $3,073,632, inclusive of brokerage commissions.  The sources of funding for these purchases were proceeds from the sale of Fund shares.

Mr. Roumell acquired 43,480 shares of common stock for an aggregate purchase price of $98,844, inclusive of brokerage commissions, which shares are held and controlled through Roumell Asset Management.  The source of funding for these purchases was personal funds.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity.  As of May 17, 2016, the Reporting Persons decided to send a letter to the Issuer’s board of directors to encourage the hiring of an investment banker to review the Issuer’s strategic options, including the potential sale of the Issuer.  Accordingly, the Reporting Persons sent a letter, dated May 18, 2016, to the Issuer’s board of directors.  A copy of this letter is being filed with this Schedule 13D as Exhibit 7.02 and is incorporated herein by this reference.  The Reporting Persons may also enter into discussions with third parties and other stockholders.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer.  The Reporting Persons have no current intention to purchase additional securities of the Issuer.  While the Reporting Persons have no present intention to dispose of all or any portion of the shares of Issuer common stock beneficially owned by them, Roumell Asset Management may be required to sell shares of the Issuer’s common stock from time to time to accommodate client requests to transfer or liquidate their accounts.  Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock beneficially owned by each of the Reporting Persons.

(b)           See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and/or sole or shared power to dispose or to direct the disposition of such shares of common stock.

The 1,166,925 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment advisor to the Fund. The 819,445 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary investment power and, in most instances, voting power over such shares as investment adviser.  Roumell Asset Management has no economic interest in these shares.  Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management; Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund.

The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on the 40,429,806 shares of common stock outstanding as of February 4, 2016, as stated on the facing page of the Form 10-Q for the quarter ended December 31, 2015, filed by the Issuer.

(c)           During the 60-day period ended May 18, 2016, Roumell Asset Management sold 3,089 shares of common stock on March 24, 2016, for $6,219.39, exclusive of brokerage commissions. This sale was executed to accommodate a client account liquidation and was conducted in the open market for cash.

The Fund and Mr. Roumell did not have any transactions in the Issuer’s common stock during the 60-day period ended May 18, 2016.

(d)           Roumell Asset Management’s advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 819,445 shares of the Issuer’s common stock.  Investors in the Fund have the right to receive or direct the receipt of dividends from the 1,166,925 shares of the Issuer’s common stock, but proceeds from the sale of such shares become assets of the Fund.   Mr. Roumell has the right, through his personal account, to receive dividends from, or the proceeds from the sale of, the 43,480 shares of the Issuer’s common stock.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Investment Advisory Agreement between Roumell Asset Management and its clients for whom Roumell Asset Management conducted the acquisition of the subject shares provides that Roumell Asset Management has shared authority to vote and discretionary authority to acquire or dispose of securities such as the subject shares, provided that clients can cause a disposition by requesting their account be liquidated or transferred to another investment adviser or brokerage firm.  A copy of the form of Investment Advisory Agreement is being filed as Exhibit 7.01 with this Schedule 13D and is incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01	Form of Roumell Asset Management, LLC Investment Advisory Agreement.

Exhibit 7.02	Letter to the Board of Directors of Covisint Corporation dated.

Exhibit 7.03	Joint Filing Agreement by and among the Reporting Persons, dated May 18, 2016.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: May 18, 2016	By:	/s/ James C. Roumell
James C. Roumell

Company Name
ROUMELL ASSET MANAGEMENT, LLC

Date: May 18, 2016	By:	/s/ James C. Roumell
James C. Roumell, President